SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 13e-4)
Tender Offer Statement
Under Section 14(d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934

NORSTAN, INC.
(Name of Subject Company (Issuer))

NORSTAN, INC.
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, $.10 Par Value, Granted to Eligible Employees Under the
Norstan, Inc. 1995 Long-Term Incentive Plan
(Title of Class of Securities)

656535101
(CUSIP Number of Underlying Class of Securities)

Copy to:
Scott G. Christian	Philip J. Tilton
Executive Vice President	Maslon Edelman Borman & Brand, LLP
and Chief Financial Officer	3300 Wells Fargo Center
Norstan, Inc.	Minneapolis, Mn 55402
5101 Shady Oak Road	612.672.8200
Minnetonka, MN 55343
952.352.4000
(Name, Address, and Telephone Number of
Person Authorized to
Receive Notice and Communications on
Behalf of the Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE

$383,729	$76.75

     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 170,063 shares of common stock of Norstan, Inc., having an aggregate value of $383,729 as of September 21, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	None

Form or Registration No:	Not Applicable

Filing party:	Not Applicable

Date filed:	Not Applicable

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer to exchange certain options to purchase shares of our common stock, $.10 par value (“Common Stock”) held by eligible employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of our Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated                     , 2001, attached hereto as Exhibit (a)(1) (the “Offer to Exchange”) and the related Acceptance Letter attached hereto as Exhibit (a)(2) (the “Acceptance Letter”).

     The information in the Offer to Exchange and the Acceptance Letter is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated                     , 2001, (the “Offer to Exchange”), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is Norstan, Inc., a Minnesota corporation (“Norstan”) or the “Company”). The Company’s principal executive offices are located at 5101 Shady Oak Road, Minnetonka, Minnesota 55343, and its telephone number is 952.352.4000. The information set forth in the Offer to Exchange under “Information Concerning Norstan” is incorporated herein by reference.

     (b)  Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Common Stock outstanding under the Norstan, Inc. 1995 Long-Term Incentive Plan, as amended (the “Plan”), having an exercise price of $15.00 or more, held by eligible employees of the Company, for new options (the “New Options”) to purchase shares of the Common Stock, to be granted pursuant to the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the “Acceptance Letter”) (which together and, where applicable, with any other documents provided by the Company, as they may be amended from time to time, shall constitute the “Offer”). The number of shares of Common Stock subject to the New Options will equal 50 percent of the number of shares covered by the options accepted for exchange and cancelled.

     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Eligible Employees; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in the Offer to Exchange under Section 7 (“Price Range of

Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligible Options; Eligible Employees; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration’ Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Option”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Option”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Conditions.

     The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     Not applicable.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Norstan”) and Section 16 (“Additional Information”), the information set forth on pages 13 to 19 and pages 21 to 42 of the Company’s Annual Report on Form 10-K for its fiscal year ended April 30, 2001, and the information set forth in the Company’s Quarterly Report on

Form 10-Q for its fiscal quarter ended July 28, 2001 are incorporated herein by reference.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

99.(a)(1)	Offer to Exchange, dated , 2001.

99.(a)(2)	Form of Acceptance Letter.

99.(a)(3)	Form of Decline Letter.

99.(a)(4)	Form of Notice of Withdrawal.

99.(a)(5)	Form of Cover Letter to Employees Accompanying Offer to Exchange.

99.(b)	Not applicable.

99.(d)(1)	Norstan, Inc. 1995 Long-Term Incentive Plan, as amended.

99.(d)(2)	Form of Non-Qualified Option Agreement related to the 1995 Long-Term Incentive Plan.

99.(g)	Not applicable.

99.(h)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NORSTAN, INC.

/s/ Scott G. Christian Scott G. Christian Executive Vice President, Chief Financial Officer

Date: September 21, 2001

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a)(1)	Offer to Exchange, dated , 2001.

99.(a)(2)	Form of Acceptance Letter.

99.(a)(3)	Form of Decline Letter.

99.(a)(4)	Form of Notice of Withdrawal.

99.(a)(5)	Form of Cover Letter to Employees Accompanying Offer to Exchange.

99.(d)(1)	Norstan, Inc. 1995 Long-Term Incentive Plan.

99.(d)(2)	Form of Non-Qualified Option Agreement related to the 1995 Long-Term Incentive Plan.